SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number V-1799

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

and Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2013, and 2012

with Report of Independent Registered Public Accounting Firm

Table of Contents

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2013, and 2012

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-10

Supplemental Schedule	Schedule

Schedule H, line 4 (i) Schedule of Assets (Held as of End of Year), December 31, 2013	A

Report of Independent Registered Public Accounting Firm

To the Administrator of the
MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 24, 2014

Glen Allen, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	$1,766,593	$674,486
Investments, at fair value	190,140,691	177,728,577
Notes receivable from participants	2,527,063	5,705,954
Total assets	194,434,347	184,109,017

Liabilities
Excess contributions	13,056	103,203

Net assets available for plan benefits, at fair value	194,421,291	184,005,814

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(207,808)	(560,633)

Net assets available for plan benefits	$194,213,483	$183,445,181

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31, 2013	Year Ended December 31, 2012
Additions:
Investment income:
Interest and dividends	$8,276,671	$3,147,666
Net realized and unrealized appreciation in fair value of investments	64,148,318	16,529,308
	72,424,989	19,676,974

Interest on notes receivable from participants	153,646	351,213

Contributions:
Employer	1,276,618	2,526,719
Participants	4,545,227	8,491,235
Rollovers	259,251	517,750
	6,081,096	11,535,704

Total additions	78,659,731	31,563,891

Deductions:
Distributions to participants	(67,891,429)	(29,083,546)

Net increase in net assets available for plan benefits	10,768,302	2,480,345
Net assets available for plan benefits as of the beginning of the year	183,445,181	180,964,836

Net assets available for plan benefits as of the end of the year	$194,213,483	$183,445,181

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2013

1.	General

Fidelity Management Trust Company (Fidelity) and its affiliates are the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include 20 Fidelity funds, the Lord Abbett Small Cap Value Fund, the Rainier Small/Mid Cap Value Fund, the Dodge & Cox Stock Fund, the Goldman Sachs Mid Cap Value Class A Fund, and the Media General, Inc. Common Stock Fund. There were no changes in fund options in 2013. Media General, Inc. (the Company) is the Administrator of the Plan.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments are carried at fair value or an approximation of fair value. Securities transactions are recorded as of the trade-date. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits. Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Generally accepted accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Media General, Inc. Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trust:

These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

No Plan investments are in this category.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

Valuation of Investments (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Fidelity Managed Income Portfolio Fund). The Statements of Net Assets Available for Plan Benefits present the fair value of the Fidelity Managed Income Portfolio and the adjustment from fair value to contract value.

Fidelity Managed Income Portfolio Fund

The Managed Income Portfolio Fund (the “Fund”) was valued using the net asset value (NAV) of the shares held by the Plan as of December 31, 2013 and 2012. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Accordingly, the Plan considers the investment to be Level 2 under the fair value hierarchy. The Fund invests primarily in corporate bonds, US and foreign government bonds, asset backed securities, commercial paper, as well as certain wrap contracts. A wrap contact is an agreement by a third party, such as a bank or insurance company to make payments to a portfolio in certain circumstances and is designed to allow a stable value portfolio to maintain a constant value.

The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrap contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrap contract, the investment returns generated by the fixed income investments that back the wrap contract and the duration of the underlying investments backing the wrap contract. Wrap contracts’ interest crediting rates are reset on a monthly basis.

A wrap issuer may terminate a wrap contract at any time. The wrap issuer may also terminate a wrap contract if Fidelity’s investment management over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that market value of the Fund’s covered assets is below contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

The Fund is presented in the Statement of Changes in Net Assets Available for Plan Benefits at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise for 2013 and 2012. The average yield for the investment contracts based on actual earnings was 1.54% and 1.70% in 2013 and 2012, respectively. This average yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund. The average yield adjusted to reflect the actual interest rate credited to participants was 0.89% and 1.05% in 2013 and 2012, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund.

Income Tax Status

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as "cash or deferred" contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. On January 30, 2010, the Company requested a new ruling from the IRS which will cover all amendments and restatements since the February 27, 2003 ruling up through December 31, 2009. A new ruling has not yet been received. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Partial termination

On June 25, 2012, the Company sold a portion of its operations to an unaffiliated third party. Subsequent to entering into the sale agreement, the Company consummated other business arrangements with the third party making them a related party of the Company as of December 31, 2012. As a result of the sale, approximately 2,760 participants were no longer eligible to contribute and each became fully vested immediately in the Plan according to IRS regulations. In 2013, a significant number of participants exited the plan, which is reflected in the increase in distributions to participants on the Statements of Changes in Net Assets Available for Plan Benefits.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

3.     Contributions

The Plan allows participants to make pre-tax contributions by means of regular payroll deductions, up to 30% of a participant's total compensation, subject to limitations prescribed by the Internal Revenue Code. Participants may change their investment elections directly with Fidelity at any time. The Company matched an amount equal to 100% of contributions up to 2% of a participant’s total pay.

Participants may rollover account balances from a prior employer's qualified retirement plan or "conduit" IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the 25 investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock.

A participant may designate all or part of their elective contribution as a Roth contribution. Such contributions are after-tax in accordance with Roth guidelines.

The Plan also includes, among other things, a note receivable feature (see Note 6). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant's balance in other funds into a note receivable account for disbursement as a note receivable to the participant. Repayment of principal and interest is generally made by payroll deduction and the notes receivable are fully secured by the participant's account balance.

By law, all Non-Safe Harbor plans must perform a test to determine if the ratio of contribution deferrals for highly compensated and non-highly compensated employees meets federal guidelines. The Plan refunded $13,056 and $103,203 of 2013 and 2012 contribution deferrals, respectively, back to highly compensated employees during early 2014 and 2013 to be compliant with this test.

4.     Profit Sharing Contributions

The Plan has a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation. Participants are not required to make contributions to receive the profit sharing contribution. All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year. Otherwise, to be eligible, one must have attained age 18 and completed 1,000 hours of service in the first 12 months of employment or in a given Plan Year. Once eligible, participants will receive a profit sharing allocation, if one is made, if they completed 1,000 hours of service during the Plan Year, and were employed on the last day of the year or die, retire, or become totally and permanently disabled during that Plan Year. If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and were hired before January 1, 2008; or attained age 60 with 10 years of service and were hired after December 31, 2008.

There was no profit sharing contribution for the 2013 or 2012 plan years.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

5.     Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account. If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company matching contributions. Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65. Forfeited non-vested amounts relating to Profit Sharing contributions approximated $2,400 and $2,900 as of December 31, 2013 and 2012, respectively. The Company did not utilize any forfeiture balances to reduce Company contributions during 2013 or 2012.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants' accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

6.     Notes Receivable from Participants

The Plan has a note receivable feature available to all Plan participants. Notes receivable are made from the participant's account, reducing the investment balance and creating a note receivable from participants in the Statement of Net Assets Available for Plan Benefits. Notes receivable are secured by the participant's vested account balance. Notes receivable to terminated participants and notes receivable in default are treated as distributions to the participant. Notes receivable are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain notes receivable based on the vested value of their accounts. New notes receivable cannot exceed 50% of the participant's account value (excluding the value of any profit sharing component) or a maximum of $50,000 in accordance with the Department of Labor's regulations on notes receivable to participants. Notes receivable are limited to one note receivable per participant per twelve-month period with a maximum of two notes receivables outstanding at any one time. Notes receivable shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant's primary residence, in which case the notes receivable must be repaid over a period not to exceed 10 years. Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

7.     Investments

Investments representing five percent or more of the Plan's net assets as of December 31, 2013 and 2012 consisted of the following:

Name and Title	2013	2012
Media General, Inc. Common Stock Fund	$49,658,528	$16,738,597
Fidelity Fund	13,652,869	15,465,498
Fidelity Managed Income Portfolio Fund (at contract value)	13,578,905	19,030,070
Fidelity Growth Company	21,007,903	21,624,340
Fidelity Freedom 2020	11,451,225	15,148,783
Lord Abbett Small Cap Value Fund	10,947,932	11,916,265
Fidelity Freedom 2030	11,331,953	13,459,118
Fidelity Diversified International	--- *	10,737,563
Fidelity Intermediate Bond	--- *	9,594,061

* Represents less than 5% of Plan assets as of December 31, 2013

The Plan's investments appreciated / (depreciated) in fair value during 2013 and 2012 as follows:

Name and Title	2013	2012
Media General, Inc. Common Stock Fund	$44,355,903	$1,270,748
Fidelity Fund	2,432,213	2,167,412
Fidelity Growth Company	4,840,511	2,965,963
Fidelity OTC Portfolio	1,698,214	800,961
Fidelity Diversified International	1,908,339	1,680,920
Fidelity Freedom Income	11,730	132,928
Fidelity Freedom 2000	7,948	47,320
Fidelity Freedom 2005	3,464	8,698
Fidelity Freedom 2010	528,811	666,109
Fidelity Freedom 2015	75,962	82,105
Fidelity Freedom 2020	1,088,251	1,422,508
Fidelity Freedom 2025	129,758	86,090
Fidelity Freedom 2030	1,527,954	1,331,805
Fidelity Freedom 2035	106,979	60,646
Fidelity Freedom 2040	694,566	592,377
Fidelity Freedom 2045	95,537	59,679
Fidelity Freedom 2050	69,367	38,361
Fidelity Freedom 2055	7,411	687
Fidelity Intermediate Bond	(178,576)	207,328
Fidelity Spartan Equity Index	1,120,093	304,632
Lord Abbett Small Cap Value Fund	909,473	911,145
Rainer Small/Mid Cap Value Fund	852,217	469,842
Dodge & Cox Stock Fund	1,527,935	828,736
Goldman Sachs Mid Cap Value Class A Fund	334,258	392,308
Total	$64,148,318	$16,529,308

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

8.     Fair Value Measurements

Below are the Plan’s investments carried at fair value on a recurring basis by their fair value hierarchy levels as of December 31, 2013, and 2012:

Level 1 - Quoted Prices in Active Markets for Identical Assets:

	2013 Fair Value	2012 Fair Value
Mutual Funds:
Growth Funds	$53,285,105	$52,543,672
Balanced Funds	42,052,107	50,540,574
Fixed Income Funds	5,287,329	9,594,061
Mid Cap Funds	5,840,260	6,067,142
Small Cap Funds	10,947,932	11,916,265
International Funds	9,282,717	10,737,563
Media General Inc. Common Stock Fund	49,658,528	16,738,597
Total	$176,353,978	$158,137,874

Level 2 - Significant Observable Inputs:

As of December 31, 2013:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Fidelity Managed Income Portfolio Fund	$ 13,786,713	None	Immediate	None	None

As of December 31, 2012:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Fidelity Managed Income Portfolio Fund	$ 19,590,703	None	Immediate	None	None

9.     Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for trust management services for the years ended December 31, 2013 and 2012 were approximately $47,000 and $45,000, respectively, all paid to Fidelity, a related party to the Plan.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

10.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits recorded on the financial statements as of December 31, 2013, and 2012 to Form 5500:

	2013	2012
Net assets available for plan benefits per the financial statements	$194,213,483	$183,445,181
Plus adjustment from contract value to fair value for fully benefit-responsive investment contracts	207,808	560,633
Net assets available for plan benefits per Form 5500	$194,421,291	$184,005,814

Net increase in net assets available for plan benefits per the financial statements	$10,768,302	$2,480,345
Plus adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	207,808	560,633
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	(560,633)	(489,619)
Net increase in net assets available for plan benefits per Form 5500	$10,415,477	$2,551,359

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 reported fully benefit-responsive contracts at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive contracts represents a reconciling item.

11.     Subsequent Events

Effective January 1, 2014 to June 30, 2014, Plan participants receive a dollar-for-dollar company matching contribution for the first 3% of compensation contributed and 50 cents on the dollar at the 4% and 5% levels. Beginning July 1, 2014 participants receive 50 cents on the dollar for the first 6% compensation contributed.

Effective April 23, 2014, the Young Broadcasting 401(k) Plan merged with the Plan, resulting in $64,118,466 in rollover contributions. Other than these disclosures, Management has evaluated subsequent events through June 24, 2014, the date the financial statements were issued, and has determined there are no other subsequent events to be reported in the accompanying financial statements.

Supplemental Schedule

Schedule A

 MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held as of End of Year) **

December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description Of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current or Fair Value
Fidelity* Fund	320,114	shares	$13,652,869
Fidelity* Growth Company	175,241	shares	21,007,903
Fidelity* Intermediate Bond	488,211	shares	5,287,329
Fidelity* OTC Portfolio	107,869	shares	8,347,985
Fidelity* Diversified International	251,496	shares	9,282,717
Fidelity* Freedom Income	180,505	shares	2,119,130
Fidelity* Freedom 2000	54,102	shares	672,493
Fidelity* Freedom 2010	393,455	shares	6,023,800
Fidelity* Freedom 2020	733,583	shares	11,451,225
Fidelity* Freedom 2030	695,212	shares	11,331,953
Fidelity* Managed Income Portfolio Fund	13,578,905	shares	13,786,713
Fidelity* Freedom 2040	559,797	shares	5,329,264
Fidelity* Freedom 2005	5,113	shares	60,586
Fidelity* Freedom 2015	60,615	shares	772,838
Fidelity* Freedom 2025	124,262	shares	1,655,172
Fidelity* Freedom 2035	70,308	shares	947,752
Fidelity* Spartan Equity 500 Index	77,729	shares	5,090,462
Fidelity* Freedom 2045	96,521	shares	1,058,832
Fidelity* Freedom 2050	48,766	shares	537,887
Fidelity* Freedom 2055	7,853	shares	91,175
Rainier Small/Mid Cap Value Fund	64,714	shares	3,097,213
Dodge & Cox Stock Fund	30,709	shares	5,185,886
Goldman Sachs Mid Cap Value Class A Fund	62,229	shares	2,743,047
Lord Abbett Small Cap Value Fund	302,847	shares	10,947,932
Media General, Inc.* Common Stock Fund	2,197,280	shares	49,658,528
TOTAL INVESTMENTS			190,140,691
Interest Bearing Cash	1,766,593	units	1,766,593
Participant Loan Balances	3% - 8%		2,527,063
TOTAL ASSETS			$194,434,347

* Party in interest to the Plan

** Historical cost is not required as all investments are participant directed

 EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Keiter
Independent Registered Public Accounting
Firm, dated June 24, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:	/s/ James F. Woodward
James F. Woodward
Senior Vice President and Chief Financial Officer

Date:     June 24, 2014